

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via facsimile 702-407-6366
Eric Hession
Chief Financial Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

Re: **Caesars Entertainment Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2014
       Filed March 16, 2015
       Form 10-Q for the Quarterly Period Ended March 31, 2015
       Filed May 11, 2015
       File No. 1-10410

Dear Mr. Hession:

We have reviewed your May 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Unaudited Financial Statements

Note 4 – Deconsolidation of Caesars Entertainment Operating Company, page 11

1. We note your response to prior comment 7. Please confirm whether you would expect to consolidate OpCo, PropCo and/or the REIT after the restructuring is complete based upon the terms included in the current Restructuring and Support Agreement. Additionally, revise your disclosure in future filings to reflect the significant judgments made regarding control and consolidation.

2. Please tell us how you determined the value of your $7.1 billion gain. In this regard, please tell us how you considered your exposure to the guarantee provisions associated with the CEOC debt in light of your conclusion that it is reasonably possible that a loss may be incurred.

Note 5 – Litigation

Noteholder Disputes, page 12

3. We note your response to prior comment 6. However, we note that your disclosure on page 14 continues to use the language "range of potential losses". ASC 450 does not use the term "potential"; therefore, in future filings please provide disclosure relative to reasonably possible losses.

4. We further note in your response to prior comment 6 that you are unable to estimate a range of reasonably possible losses for the litigation and Noteholder Disputes. However, the disclosure included on page 14 indicates that you cannot provide *assurance of* the range of potential losses. Please revise your disclosure in future filings to clearly indicate that you cannot estimate a range of reasonably possible losses.

Note 9 – Goodwill and Other Intangible Assets, page 16

5. We note in your response to prior comment 5 that you did not record any additional goodwill impairment as of December 31, 2014. We further note that you continued to recognize $673 million in goodwill associated with CEOC as of December 31, 2014. Please tell us the factors you considered to support your conclusion that the goodwill associated with CEOC was not impaired.

6. Additionally, your response to comment 5 indicates that you disclosed your conclusions regarding goodwill impairment as of December 31, 2014. However, we were unable to locate this disclosure. Please advise.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 33

7. As indicated above, we note in your response to prior comment 5 that you did not record any additional goodwill impairment as of December 31, 2014. For each reporting unit that is at risk of failing step one of the impairment test (defined in ASC 350) please tell us and consider disclosing the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test and
- The amount of goodwill allocated to the reporting unit.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney at 202-551-3473 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief